UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2018

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F	__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-207931 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On November 8, 2018, Westpac noted APRA’s announcement on its proposed changes to the application of the capital adequacy framework for ADIs to support orderly resolution in the unlikely event of a failure.

The key feature of the proposals for the four Australian major banks (including Westpac) is increasing their Total Capital requirements by four to five percentage points of risk-weighted assets (RWA), under the current capital adequacy framework. Based on Westpac’s RWA of $425 billion at September 30, 2018, this represents an incremental increase of around $17 billion to $21 billion of Total Capital, with a corresponding decrease in other forms of funding.

APRA noted that it “anticipates the bulk of additional capital raised will be in the form of Tier 2 capital.” APRA also noted that it expects the proposed changes “…to marginally increase each major bank’s cost of funding – incrementally over four years – by up to five basis points based on current pricing.”

Notwithstanding APRA’s indication that the overall cost could add up to five basis points to the Group’s funding, it is not possible at this point to determine the actual total cost for Westpac given:

•                  the final details of the rules are yet to be determined;

•                  the pricing of any incremental Tier 2 capital will depend on the market price at the time of issue, noting that the proposed changes will increase the supply of such instruments on issue by the Australian banks; and

•                  the issuance of incremental Tier 2 will likely reduce the need for other forms of funding, which could also change the cost of that funding.

APRA proposes that the increased requirements will take full effect from 2023, following relevant ADIs being notified of adjustments to Total Capital requirements from 2019.

Index to Exhibits

Exhibit No.	Description

1	ASX Announcement – Westpac notes APRA’s announcement on increasing loss-absorbing capacity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 8, 2018	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat